RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

         INFORMATION PURSUANT TO SELECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                    5 STARLIVING ONLINE, INC.
                     10229 19th AVENUE S.W.
                    SEATTLE, WASHINGTON 98168


            REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                        October 19, 2001


     This report is furnished by the Board of Directors of 5 Starliving Online, Inc., a Delaware corporation (the "Company"), to the holders of common stock of the Company to provide notice of a change in management. On October 2, 2001, the Company issued 29,750,578 shares of its common stock to acquire all of the issued and outstanding capital stock of Viral Genetics, Inc., a California corporation ("Viral"). Immediately prior to the acquisition of Viral there were 8,035,693 shares of the Company's common stock issued and outstanding. Following the transaction the former stockholders of Viral hold 78.7 percent of the issued and outstanding common stock of the Company and Viral is a wholly owned subsidiary of the Company.

     In connection with the acquisition, Haig Keledjian was appointed president, secretary, and a director of the Company. Paul Hayward continues as a director and was appointed treasurer of the Company. In addition, the Board of Directors approved resolutions increasing the number of persons comprising the board to five persons and appointing Hampar Karageozian, Dr. Harry Zhabilov, and Arthur Keledjian to serve as directors of the Company effective October 29, 2001. These appointees will constitute a majority of the members of the board of directors. As a result of the foregoing there has been a change of control, both in stock ownership and management, of the Company.

     This information is provided for information purposes only.
We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report will be delivered to shareholders on or about
October 19, 2001.

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          DIRECTORS, EXECUTIVE OFFICERS, AND NOMINEES;
        COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Directors and Officers

     The following table sets forth certain information for each officer, director and director appointee of the Company.

Name                Age  Positions                   Since

Haig Keledjian      40   President, Secretary, and   October 2001
                         Director

Paul Hayward        53   Treasurer and Director      January 1998

Hampar Karageozian  61   Director Appointee          Not applicable

Dr. Harry Zhabilov  62   Director Appointee          Not applicable

Arthur Keledjian    35   Director Appointee          Not applicable

     The following is information on the business experience of each officer, director and director appointee.

     Haig  Keledjian  is  an attorney in private  practice  since
1993, with an emphasis in federal and state taxes.

     Paul Hayward was employed from January 1994 to December 1997 as investor relations counsel to Datotech Systems, Inc. and from December 1997 to December 1998 he was investor relations counsel to Europa Resources, Inc. Since 1998 he has been President, Secretary and Director of the Company.

     Hampar Karageozian has a Bachelor of Science and Masters of Science from the American University of Beirut, a Masters of Science from Massachusetts Institute of Technology, and a MBA from the University of California, Irvine. He has been with ISTA Pharmaceuticals, Inc. as Senior Vice President of Discovery Research since 1994.

     Dr.  Harry  Zhabilov holds a Doctor of Science, Ph.  D,  and
M.D.  degrees  from Sofia University in Bulgaria.   He  has  been
employed by Viral since 1995.

     Arthur Keledjian has a degree of Bachelor of Science in Business Administration from California State University in Los Angeles, and has been employed by Farmers Insurance Group since 1988, and is presently District Manager. He is the brother of Haig Keledjian.

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Board and Committee Meetings

     In the fiscal year ended May 31, 2001, the board of directors of the Company did not meet, but acted through written consents of the board. There are no standing committees of the board of directors.

                     EXECUTIVE COMPENSATION

The Company

     None of the Company's executive officers that served during the fiscal year ended May 31, 2001, received any form of compensation for services rendered in the fiscal years ended May 31, 2001, 2000 and 1999, or during the three-month period ended August 31, 2001, except for Paul Hayward, who received $8,000 of cash compensation for services rendered to the Company during the fiscal year ended May 31, 2000.

Viral

     Annual Compensation

     The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Viral for the prior fiscal years ended December 31, 2000, 1999, and 1998, of those persons who were either (i) the chief executive officer during the last completed fiscal year or
(ii) one (1) of the other four (4) most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (collectively, the "Named Executive Officers").

                                   Annual
                                Compensation
                                ------------       All Other
Name and Principal       Year    Salary ($)     Compensation ($)
Position

Haig Keledjian           2000     150,000            -0-
  President              1999     120,000            -0-
                         1998     110,000            -0-

     The compensation figures shown above for Mr. Keledjian represent amounts of accrued salary that were not actually paid.
We do not expect we will pay this accrued salary until we have sufficient capital to fund our operations and pay the compensation.

     Stock Options

     There are no stock options issued or outstanding for any of the executive officers of the Company or Named Executive Officers of Viral. Neither the Company nor Viral has adopted any stock option or other compensation plans for their respective executive officers.

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                  COMPLIANCE WITH SECTION 16(a)
             OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10 percent of the common stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Form 3") and reports of changes in beneficial ownership of common stock and other equity securities of the Company ("Form 4"). Officers, directors, and greater than 10 percent shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all
Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended May 31, 2001.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of October 3, 2001, the number and percentage of the 37,786,271 shares of outstanding common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director and director appointee, (ii) each executive officer, (iii) all current officers, directors and director appointees as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                   Common           Percent
Name and Address                   Shares          of Class

Haig Keledjian (1) (2)           16,943,094          44.84
905 Mission Street
South Pasadena, CA 91030

Paul Hayward (1)                 1,000,000           2.65
8717 16th Avenue West
Seattle, Washington 98116

Hampar Karageozian (1)           5,941,687           15.72
31021 Marbella Vista
San Juan Capistrano, CA 92675

Dr. Harry Zhabilov (1)(2)           -0-               -0-
905 Mission Street
South Pasadena, CA 91030

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Arthur Keledjian (1)                -0-               -0-
905 Mission Street
South Pasadena, CA 91030

Dr. Alberto Osio                 2,380,046           6.30
Gobemador Ignacio
Esteva 71 Mexico 11850 D.F.

Caribou Investments, Inc. (3)    2,104,358           5.57
Gubemador Ignacio
Esteva 70, Mexico 11850 D.F.

Nazir Maherali                   2,800,000           7.41
Suite 11
31550, South Fraser Way
Abbotsford BC Canada

All officers, directors and     23,884,781          63.21
  director Appointees as a
  Group (5 persons)

(1)  Officer or Director of the Company.

(2) Haig Keledjian holds 589,697 shares personally. He holds 6,004,162 shares as Trustee for an irrevocable voting trust for the benefit of his children, 5,932,761 shares as Trustee for an irrevocable voting trust for the benefit of the children of Dr. Harry Zhabilov, 2,188,403 shares as Trustee for an irrevocable trust established for a group of private investors, and 2,228,071 shares as Trustee for an irrevocable trust established for a group of Mr. Keledjian's family members. Mr. Keledjian has sole voting and investment control over the shares he holds as Trustee.

(3) Caribou Investments, Inc., is a private investment company owned and controlled by Horacia Altamirano of Mexico City, Mexico.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In November 1999, the Company entered into a management agreement that provided for the rendering of certain services to the Company in exchange or 3,750,000 shares of the Company's common stock. Pursuant to that agreement the shares were issued to Nazir Maherali, who then became a principal stockholder of the Company.

     Viral is a party to an Assignment of Patent agreement dated August 1, 1995, under which Therapeutic Genetics, Inc., a
California corporation, assigned all of its rights in the patent pertaining to TNP, a protein used or useful for the treatment of infectious deceases, to Viral for a note in the principal amount of $5,000,000 and a continuing royalty equal to five percent of gross sales of products using the patented technology. The stockholders of Therapeutic Genetics are all of the same persons who were former stockholders of Viral prior to its acquisition by the

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Company.  Consequently, all payments made to Therapeutic
Genetics under this agreement will accrue indirectly to the benefit of the former stockholders of Viral, including Haig Keledjian, Hampar Karageozian, Dr. Alberto Osio, and Caribou Investments, Inc., who became principal stockholders of the Company as a result of the acquisition of Viral.

                                        5 Starliving Online, Inc.
                                        By Order of the Board of
                                        Directors

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